COMMENTS RECEIVED ON 9/9/19

FROM EDWARD BARTZ

FIDELITY REVERE STREET TRUST (File No. 811-07807)

Fidelity Cash Central Fund

Fidelity Municipal Cash Central Fund

Fidelity Securities Lending Cash Central Fund

Fidelity Tax-Free Cash Central Fund

AMENDMENT NO. 49

Fidelity Securities Lending Cash Central Fund

“Investment Details” (Part A of the Registration Statement)

“Principal Investment Strategies”

C:

The Staff requests we disclose in this section the significance of “securities lending” in the fund’s name.

R:

The fund believes that disclosing the significance of “securities lending” in its name is not warranted under the circumstances. The fund is offered only to a limited number of institutional investors that utilize the fund to invest cash collateral received as part of their securities lending programs. The fund is not offered to the public. These investors, which are prominently Fidelity mutual funds and accounts, understand the intended purpose of the fund. Therefore, the fund believes that this additional disclosure would not be helpful to investors.